FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:     ___November____________

Commission File Number:         0-25672

MIRAMAR MINING CORPORATION
 (Translation of registrant’s name into English)

#300–889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F                       Form 40-F        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant) By: /s/ A. David Long _____________________________________ A. David Long, Corporate Secretary

Dated: November 13, 2006

MIRAMAR MINING CORPORATION

Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

November 13, 2006	NEWS RELEASE 06-26	MAE - TSX MNG-AMEX

These securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons.

Miramar Announces CDN$15 Million Flow-Through Private Placement
- Allows Continued Funding of the Exploration of the Hope Bay Belt -

VANCOUVER - Miramar Mining Corporation is pleased to announce that it has entered into an underwriting agreement with a Canadian underwriter under which the underwriter has agreed to purchase on a bought deal private placement basis and sell to qualified Canadian resident investors 2,040,820 common shares of Miramar to be issued as “flow-through shares” (each, a “Flow-Through Share”) at a price of Cdn$7.35 per Flow-Through Share for total gross proceeds to Miramar of Cdn$15,000,027.

In consideration for its services, the underwriter will receive a cash commission equal to 4% of the gross proceeds raised under the offering. Closing of the offering is scheduled to occur on or about November 29, 2006. The offering is subject to a number of conditions, including, without limitation, receipt of all required regulatory approvals.

The Company plans to use the gross proceeds from the Private Placement to fund part of the 2007 work program at Hope Bay. This financing will allow the Company flexibility to complete drilling and exploration while preserving capital for non-exploration type work and feasibility requirements for phase two.

About Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project in Nunavut, Canada.

Forward Looking Statements

Statements relating to the completion of the contemplated financing and the operation of Miramar after completion of the transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward–looking statements, including, the underwriters not completing the sale the securities, the failure to obtain any necessary regulatory or stock exchange approval or failure to satisfy conditions to the closing, and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel: (604) 985-2572  Fax: (604) 980-0731  Toll Free: 1-800-663-8780  Email:  info@miramarmining.com